Filed by Worldwide Webb Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Worldwide Webb Acquisition Corp.

Commission File No. 001-40920

The following article appeared on AlphaStreet at https://news.alphastreet.com/we-see-public-listing-as-the-next-logical-step-in-our-growth-as-an-organization-ceo-of-aeries/

We see public listing as the next logical step in our growth as an organization: CEO of Aeries

In an email conversation with AlphaStreet, Aeries Technology’s founder and chief executive officer Sudhir Panikassery spoke about the company and its operations

June 30, 2023

Aeries Technology is a global services company providing technology, business process management and transformation services to some of the leading global organizations. The company, which was founded in 2012, currently has over 1,600 professionals on staff.

Earlier this year, Aark Singapore Pte Ltd. and its subsidiary Aeries Technology entered into a definitive agreement with Worldwide Webb Acquisition Corp. (NASDAQ: WWAC), under which Aeries Technology would become a publicly listed company. In an interview with AlphaStreet, Sudhir Panikassery, the company’s founder and chief executive officer, gave insights into the various aspects of the business.

Can you provide an overview of Aeries Technology and its operations?

Aeries Technology is a global professional services and consulting partner for organizations in transformation mode and their stakeholders – including Private Equity sponsors and their portfolio companies. With a deep pool of over 1,600 global professionals specializing in technology services, business process management (BPM), and AI-driven digital transformation, we utilize engagement models designed to provide the right mix of deep vertical specialty, functional expertise, and the right systems, software, and solutions needed to scale, optimize and transform our client’s business operations.

The Aeries Way is purpose-built and future-ready, and the professionals we hire for our clients are deeply integrated and treated as if they are part of the client team. These teams are built to be agile and help transform the cost structure of portfolio companies – leading to a 65% annualized customer savings, on average. Founded in 2012, we’ve been cash flow positive since 2013 and our business model has led to a customer lifetime value (LTV) of $2.3M in 2022, up from $1.7M in 2021.

How significant is the public listing, and where do you see Aeries Technology five years from now?

At the current state of our business evolution, the benefits of accessing the public markets are significant. Going public, and partnering with Daniel Webb and his team at Worldwide Webb Acquisition Corp., will enable Aeries to accelerate our innovation capabilities for our clients and capitalize on the momentum we’ve built. Unlike many of the companies that have experienced difficulty taking the SPAC route for a listing, Aeries has the established revenue, momentum, profitability, and growth needed to succeed as a public company. We believe our ability to be disruptive in our space will lead to 54% revenue growth and a 21% EBITDA margin for CY23E.

In the next five years, I hope to see Aeries continue to disrupt our industry and continue our momentum within the public markets. We see a public listing as the next logical step in our growth as an organization and that it will help us to achieve our goal of becoming a significant player in the outsourcing industry over the next five to ten years disrupting the established paths to outsourcing. The additional capital, resources, and opportunities made possible by the public markets should help to fuel our organic growth and expansion, as well as enable acquisitions and business collaborations in an accelerated manner.

Can you talk about your expansion plans; are there any M&A deals in the cards currently?

While I can’t share any specifics with respect to our strategic plans – M&A or otherwise – I can say that Aeries will consider and vet all avenues toward expansion and growth in the coming years. Towards this end we are actively evaluating acquisition opportunities that fit into our growth strategy augmenting our service offerings, technological capabilities, customer base, and leadership and talent pools. We anticipate that every step we plan and execute will drive value and returns for our shareholders.

What are the emerging trends in the business services market, and what are your expectations for the company?

Along with digital transformation, the trends we’re seeing within the industry are the rise and importance of automation, the hybrid work environment, importance of cybersecurity, need for cost-effective tech skills from top to bottom within an organization, acceleration in the adoption of AI (including generative AI) based tools and solutions and the continued emphasis on profit margins and revenue growth.

Aeries anticipated these trends within the market and we have been preparing our local and global teams, as well as our customers, for each of the eventualities. This is evident by the recent launch of our cyber security managed services offering in April. Given the preparation we’ve undertaken and the team we’ve put in place, I expect Aeries to continue to be a disruptive force within the industry and lead the evolution of the business services market. Our engagement model puts us in a unique position to capture and ride the emerging trends in the industry.

How do you look at the ongoing economic uncertainty, in terms of its potential effect on the business?

We are aware that we will be going public at an uncertain and volatile time for the market overall due to geopolitical events and post-pandemic supply chain disruption. We, of course, keep a close watch over the market conditions and these market conditions were considered when we made the decision to enter into the merger with Worldwide Webb. We feel that, for a sound fundamental business like ours, there are additional opportunities to help organizations become future-ready by entering the market at this time.

Even during these times, we were able to drive $50MM in revenue for CY22 and are projecting a 60% revenue CAGR for CY22E – CY24E. While there could be delayed decision-making within organizations, the need for sustained cost savings and operational efficiencies with a collaborative partnership will drive businesses to consider our capabilities and engagement model to help drive their organizations’ growth in a sustained manner. We also provide the talent and expertise to assist with a general technological upgrade of an organization to help gear itself up for effectively meeting the challenges of short business cycles and competition within their industry.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Worldwide Webb Acquisition Corp. (the “Company”) and Aark Singapore Pte. Ltd. (“Aeries”). This communication includes certain statements that are not historical facts but are forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, and the anticipated timing of closing of the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (iv) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by the Company; (v) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Business Combination Agreement by the shareholders of the Company, the satisfaction of the minimum cash on hand condition following redemptions by the public shareholders of the Company and the receipt of any governmental and regulatory approvals; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vii) the impact of COVID-19 on Aeries’s business and/or the ability of the Parties to complete the proposed transaction; (viii) the effect of the announcement or pendency of the transaction on Aeries’s business relationships, performance, and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of Aeries and potential difficulties in Aeries employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against Aeries or the Company related to the Business Combination Agreement or the proposed transaction; (xi) the ability to maintain the listing of the Company’s securities on the Nasdaq Global Market or the Nasdaq Capital Market; (xii) potential volatility in the price of the Company’s securities due to a variety of factors, including economic conditions and the effects of these conditions on Aeries’s clients’ businesses and levels of activity, changes in laws and regulations affecting Aeries’s business and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk that the post-combination company may never achieve or sustain profitability; (xvii) the Company’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; and (xv) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus (the “Proxy”) that we filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors that we presented in the registration statement on Form S-4 filed with the SEC are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s periodic reports and other filings with the SEC, including the risk factors identified in the Company’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Aeries undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, the Company filed with the SEC a preliminary Proxy that includes a preliminary proxy statement that also constitutes a preliminary prospectus of the Company in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the proposed transaction and other matters as described in the Proxy. The Company may also file other relevant documents with the SEC regarding the proposed transaction. After the preliminary Proxy has been cleared by the SEC, the Company will mail a definitive Proxy to its stockholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Aeries may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Company stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT.